UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES A BLOCK OF COKE OVEN BATTERIES NO. 2 COMMISSIONING AT ITS
MOSCOW COKE AND GAS PLANT OAO

Vidnoye, Russia – June 18, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the restart of a block of coke oven batteries No. 2 at its Moscow Coke and Gas Plant OAO (Moskoks).
Mechel OAO is successfully restoring production volumes at its steel segment subsidiaries’ plants.  Thus, the blast furnace #4 at Chelyabinsk Metallurgical
Plant OAO (CMP OAO) was commissioned in March 2009 after capital repair,
Southern Urals Nickel Plant operates its full capacity, and one more ore heat-treating electric furnace is commissioned at Tikhvin Smelting Plant ZAO. In
June, 10 2009 coke oven #4 started operations after capital repair at CMP. Its capacity is 440 thousand tonnes of coke per year.
In June, 18 2009 the official commissioning of the block of coke oven batteries
No. 2 was held at Moscow Coke and Gas Plant OAO. The event was attended by the
Minister of Industry and Science of Moscow Region Government Vladimir Kozyrev,
the Head of Leninsky Municipal District (Moscow Region) Vasily Golubev, Mechel
Management OOO CEO Andrey Deineko, Moskoks Managing Director Vladimir Tycskiy
and other honorable guests.
The personnel of the plant’s three main workshops resume working based on a full time schedule as the capacity utilization was restored starting from June 15.
Block #2 consists of three batteries – #3, 4 and 4-bis. It includes 89 oven chambers with 23.4 cubic meter capacity each. After today’s restart, the plant’s average monthly capacity utilization level will become equal to the average rates of the first eight months of 2008 (pre-crisis level). The block will produce 50 thousand tonnes of coke monthly after reaching its production capacity. Total annual capacity of the plant is 1.3 million tonnes of coke of 6%
humidity. The plant’s personnel is 1300 employees. After commissioning of the block #2 the plant’s capacity utilization will reach 100%.
In the course of hot conservation period maintenance and capital repair works were held.  The works included gas exhaust and intake equipment checkout, repair of water pipeline for the coke extinguishing towers #1 and 2, inlet collector of primary gas refrigerators of collecting workshop repair and some other works.
“Mechel OAO is the only Russian company commissioning coke oven batteries after period of suspension and production volume drop. Currently many metallurgical and chemical-recovery companies significantly decreased coke production as we saw very low demand in the last few months. Production volumes recovery at
Mechel group’s plants became possible mainly due to our sales units successful performance. Their efficient work allows us to increase deliveries to the third parties on the internal Russian market as well as export deliveries. For example, in June about 30% of Moskoks production will be shipped to foreign countries.
Increase in coke production allows us to additionally utilize coking coal mining capacity providing us with reliable consumption channel.
Steady work of mining plants is very important in the current economic situation and we would like to emphasize that the company fulfills its obligations in production and social programs as well,” Mechel OAO Senior Vice President
Vladimir Polin commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 18, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO